Schedule 13G
                           Page 5 of 5






                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                           (Amendment  2
                              No.      )



                          Lectec Corp.
                        (Name of Issuer)


                             Common
                 (Title of Class of Securities)



                          523251-10-6
                         (CUSIP Number)



                         June 30, 2002
    (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     X    Rule 13d-1(b)
     q    Rule 13d-1(c)
     q    Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




Potential  persons  who  are  to respond  to  the  collection  of information  contained in this form are not required  to  respond unless the form displays a currently valid OMB control number.
CUSIP    523251-10-6                          Page 2 of 6
No.


1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).
   Perkins Capital Management, Inc.
   41-1501962
2. Check  the  Appropriate  Box if a  Member  of  a  Group  (See
   Instructions)

      (a)  /  /

      (b)  /  /

3. SEC Use Only



4. Citizenship or Place of Organization

   730 East Lake Street, Wayzata, Minnesota  55391-1769


Number of   5 Sole Voting Power
            .
Shares        109,000
Bene-

ficially    6 Shared Voting Power
owned       . 0

by Each

Reporting   7 Sole Dispositive Power
            . 185,566

Person      8 Shared Dispositive Power
With:       . 0


9. Aggregate Amount Beneficially Owned by Each Reporting Person

   185,566

10 Check  if  the Aggregate Amount  in  Row  (9)
..  Excludes Certain Shares (See Instructions)


11 Percent of Class Represented by Amount in Row (9)
..
   4.7%

12 Type of Reporting Person (See Instructions)
..
   IA



Item 1.
     (  Name of Issuer
     a  Lectec Corporation
     )
     ( Address of Issuer's Principal Executive Offices b 10701 Red Circle Drive, Minnetonka, Minnesota 55343
     )

Item 2.

     (  Name of Person Filing
     a  Perkins Capital Management, Inc.
     )
     ( Address of Principal Business Office or, if none, b Residence
     )  730 East Lake Street, Wayzata, Minnesota  55391-1769
     (  Citizenship
     c  Minnesota Corporation
     )
     (  Title of Class of Securities
     d  Common
     )
     (  CUSIP Number
     e  523251-10-6
     )

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
 (a)  /_/ Broker or dealer registered under section 15 of the Act
 (15 U.S.C. 78o).
 (b) /_/ Bank as defined in section 3(s)(6) of the Act (15 U.S.C.
 78c).
 (c) /_/ Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
 (d) /_/ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
 (e)  /X/  An  investment  adviser in  accordance  with  240.13d-
 1(b)(1)(ii)(E);
 (f) /_/ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
 (g) /_/ A parent holding company or control person in accordance with 240.13d-1(b)(ii)(G);
 (h) /_/ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
 (i) /_/ A church plan that is excluded from the definition of an investment company under section 3c(14) of the
       Investment Company Act of 1940 (15 U.S.C. 80a-3);
 (j) /_/ Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership
Provide the following information regarding the aggregate  number
and   percentage  of  the  class  of  securities  of  the  issuer identified in Item 1.
     (a)  Amount Beneficially Owned:
       185,566
     (b)  Percent of Class:
       4.7%
     (c)  Number of shares as to which such person has:

       (i)  Sole power to vote or to direct the vote:
          109,000
       (ii) Shared power to vote or to direct the vote:
          0
       (iii)     Sole power to dispose or to direct the disposition of:
          185,566
       (iv) Shared power to dispose or to direct the disposition of:
          0
Instruction:    For   computations  regarding  securities   which
represent   a  right  to  acquire  an  underlying  security   see
240.13d(1).

Item 5.   Ownership of Five Percent or Less of a Class

  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /X/.

Perkins Capital Management, Inc. now holds only 4.7% of the shares outstanding.

Item  6.    Ownership  of  More than Five Percent  on  Behalf  of
Another Person.

   If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item  7.    Identification and Classification of  the  Subsidiary
Which  Acquired  the Security Being Reported  on  By  the  Parent
Holding Company

   If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item  8.    Identification and Classification of Members  of  the
Group

   If a group has filed this schedule pursuant to 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to
240.13d-1(c) or 240.13d(d), attach an exhibit stating the identity of each member of the group.

Item 9.   Notice of Dissolution of Group

  Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10.  Certification

  (a) The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

  (b) The following certification shall be included if the statement is filed pursuant to 240.13d-1(c):

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                            SIGNATURE
   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        July 9, 2002
                                            Date



                                         Signature

                              Richard C. Perkins, VP/Portfolio
                                          Manager
                                         Name/Title

   The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than and executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See 240.13d-7 for other parties for whom copies are to be sent.

   Attention:   Intentional misstatements or  omissions  of  fact
constitute Federal criminal violations (See 18 U.S.C. 1001)